Hops and Grain Production, L.L.C.

(A Development Stage Company)

Financial Statements

For the Period from Inception (May 3, 2016) through May 23, 2016

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Table of Contents

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Balance Sheets
(in USD)

	May 2, 2016	May 23, 2016
Assets		
Current assets		
Cash	$ -	$ -
Inventory	-	-
Other current assets	-	-
Total current assets	-	-
Equipment, net	-	-
Other noncurrent assets	-	-
Total assets	$ -	$ -
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ -	$ -
Accrued liabilities	-	-
Total current liabilities	-	-
Members' shares		
Accumulated deficit	-	-
Total Members' equity	-	-
Total Liabilities and Members' Equity	$ -	$ -

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Operations
(in USD)

	Period from Inception (May 3, 2016) through May 23, 2016
Revenues	$ -
Cost of good sold	-
	-
Operating expenses	
Sales & marketing expenses	-
Research & development expenses	-
General & administrative expenses	-
Total operating expenses	-
Operating income (loss)	-
Other income (loss)	-
Income tax benefit (expense)	-
Net income (loss)	$ -

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Members' Equity
From Inception (May 3, 2016) through May 23, 2016
(in USD)

	Members' Shares		Additional Paid-In Capital	Accumulated Deficit	Total Members' Equity (Deficit)
	Shares	Amount			
Balances - May 2, 2016	-	$ -	$ -	$ -	$ -
Issuance of Member Shares	-	-	-	-	-
Net loss	-	-	-	-	-
Balances - May 23, 2016	-	$ -	$ -	$ -	$ -

4

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Statement of Cash Flows
(in USD)

	Period from Inception (May 3, 2016) through May 23, 2016
Cash Flows from Operations	
Net loss	$ -
Adjustments to net loss	
Depreciation and amortization	-
Changes in assets and liabilities	
Inventory	-
Other assets	-
Accounts payable	-
Accrued liabilities	-
Total Cash Flows from Operations	-
Cash Flows from Investments	
Purchase of equipment	-
Total Cash Flows from Investments	-
Cash Flows from Financing	
Issuance of Member shares	-
Total Cash Flows from Financing	-
Total Cash Flows	-
Beginning Cash Balance	-
Ending Cash Balance	$ -

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Note 1 – Company

Hops and Grain Production, L.L.C. (the "Subsidiary" or the "Production Company"), was formed as a Texas limited liability company on May 3, 2016. Currently, the Production Company is 100% owned by the equity members of Hops and Grain L.L.C. (the "Parent" or the "Brewery"). The Managing Member of the Parent is also the Managing Member of the Subsidiary.

The Production Company was formed for the purpose of providing additional production capacity to the Brewery. The Subsidiary will brew craft beers, primarily for the Parent. It is also possible, but not guaranteed, that the Subsidiary will brew craft beers for other customers in the same line of business as the Parent.

The Subsidiary is in the process of forming. As of the May 23, 2016, the date of this report, the Subsidiary has not commenced any operations and does not own any assets. The Subsidiary is in the process of raising investment funds for the purpose of purchasing production equipment and commencing operations. After the raising of such funds, it is expected that the Parent will continue to hold at least eighty percent (80%) of the equity of the Subsidiary.

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Note 3 – Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 4 – Members' Shares of Equity

Currently, the Subsidiary is 100% owned by the Members of the Parent. The Members received their shares in exchange for the contribution of management and know-how. Additionally, the Parent has granted to the Subsidiary the right to use the brand of the Parent. The rights and responsibilities of the Members are defined in the Operating Agreement of the Subsidiary.

Note 5 – Parent

The Parent, Hops and Grain L.L.C., is a craft microbrewery located 507 Calles Street, Austin, Texas, 78702. The Parent's web site is http://www.hopsandgrain.com/ . The Parent was formed as a Texas limited liability company on March 17, 2009.

The Parent has reached its maximum production capacity, as allowed by Texas law. At this point, to meet demand, the Parent must utilize outsourced brewery producers to supplement what it can produce in its facility. Rather than continue to use unrelated outsourced breweries, the Parent has

Unaudited Financials

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016

_____

decided to form the Subsidiary to be a dedicated outsourced brewer to produce the Parent's brands and meet the Parent's production needs.

The balance sheets, income statement, statement of equity and statement of cash flows of the Parent are shown below.

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Hops and Grain L.L.C.
Balance Sheets
(in USD)

	December 31,	
	2014	**2015**
Assets		
Current assets		
Cash	$ 66,122	$ 62,158
Inventory	14,819	18,543
Other current assets	-	-
Total current assets	80,941	80,701
Equipment, net	528,634	962,909
Other noncurrent assets	-	-
Total assets	$ 609,575	$ 1,043,610
Liabilities and Members' Equity		
Current liabilities		
Accounts payable	$ 9,595	$ 11,282
Accrued liabilities	29,736	57,192
Notes payable - current	-	522,451
Total current liabilities	39,331	590,925
Notes payable - noncurrent	268,329	215,347
Members' investment	715,500	715,500
Accumulated deficit	(413,585)	(478,162)
Total Members' equity	301,915	237,338
Total Liabilities and Members' Equity	$ 609,575	$ 1,043,610

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Hops and Grain L.L.C.
Statements of Operations
(in USD)

| | Year Ended December 31, | |
	2014	2015
Revenues	$ 1,201,596	$ 1,916,092
Cost of good sold	572,677	1,065,740
	628,919	850,352
Operating expenses		
Sales & marketing expenses	96,879	151,627
Research & development expenses	69,769	115,237
General & administrative expenses	455,256	675,843
Total operating expenses	621,904	942,707
Operating income (loss)	7,015	(92,355)
Other income (loss)	468	70,274
Income tax benefit (expense)	(24,442)	(42,496)
Net income (loss)	$ (16,959)	$ (64,577)

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Hops and Grain Production, L.L.C.
Statements of Members' Equity
Years Ended December 31, 2014 and 2015
(in USD)

	Members' Investment		Retained Earnings / (Accumulated Deficit)	Total Members' Equity / (Deficit)
	Shares	**Amount**		
Balances - December 31, 2013	189	$ 675,000	$ (396,626)	$ 278,374
Issuance of Members' shares	11	40,500	-	40,500
Net income	-	-	(16,959)	(16,959)
Balances - December 31, 2014	200	715,500	(413,585)	301,915
Net income	-	-	(64,577)	(64,577)
Balances - December 31, 2015	200	$ 715,500	$ (478,162)	$ 237,338

Hops and Grain Production, L.L.C. (A Development Stage Company)
Financial Statements for the Period from Inception (May 3, 2016) through May 23, 2016
_____

Hops and Grain L.L.C.
Statements of Cash Flows
(in USD)

| | Year Ended December 31, | |
	2014	2015
Cash Flows from Operations		
Net loss	$ (16,959)	$ (64,577)
Adjustments to net loss		
Depreciation and amortization	38,051	41,211
Changes in assets and liabilities		
Inventory	505	(3,724)
Accounts payable	8,502	(1,687)
Accrued liabilities	(25,773)	(27,456)
Total Cash Flows from Operations	4,326	(56,233)
Cash Flows from Investments		
Purchase of equipment	(286,279)	(470,182)
Total Cash Flows from Investments	(286,279)	(470,182)
Cash Flows from Financing		
Borrowings	268,329	522,451
Repayment of borrowings	(72,970)	(52,982)
Issuance of Member shares	40,500	-
Total Cash Flows from Financing	235,859	522,451
Total Cash Flows	(46,094)	(3,964)
Beginning Cash Balance	112,216	66,122
Ending Cash Balance	$ 66,122	$ 62,158

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